Exhibit 12.1

COMPRESSCO PARTNERS, L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Compressco Predecessor		Compressco Partners
	Year Ended December 31,		Year Ended December 31,
(in thousands)	2009	2010	2011	2012	2013
Earnings
Income Before Income Tax Provision	$10,700	$2,786	$9,162	$19,684	$19,825
Fixed Charges	12,024	13,140	5,135	229	696
Capitalized Interest	—	—	—	(7)	—

Total Earnings	$22,724	$15,926	$14,297	$19,906	$20,521

Fixed Charges
Interest Expensed and Capitalized	$11,980	$13,096	$5,052	$88	$500
Amortized Capitalized Expenses Related to Indebtedness	—	—	39	97	148
Interest Within Rental Expense	44	44	44	44	48

Total Fixed Charges	$12,024	$13,140	$5,135	$229	$696

Ratio of Earnings to Fixed Charges and Preference Dividends	1.89	1.21	2.78	86.93	29.48